Act 12/9/2003

VF 12-4-03


03051585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 1989
Estimated average burden hours per response 12.00

SEC MAIL PROCESSING RECEIVED NOV 26 2003 WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-23175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2002 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WM. V. FRANKEL & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 MONTGOMERY STREET
(No. and Street)

JERSEY CITY	NJ	07303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK G. QUINN (201) 434-5149
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC
(Name — *if individual, state last, first, middle name*)

1430 BROADWAY - 6TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, PATRICK G. QUINN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WM. V. FRANKEL & CO., INC., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Pres

Title

Notary Public

JOHN R. QUINN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Nov. 16 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

SEC 1695 (7-78) 3/78

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

WM. V. FRANKEL & CO., INC. [13]

SEC FILE NO.

8-23175 [14]

FIRM ID. NO.

12 01895 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

30 MONTGOMERY STREET [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

OCTOBER 1, 2002 [24]

AND ENDING (MM/DD/YY)

SEPTEMBER 30, 2003 [25]

JERSEY CITY [21]	NJ [22]	07303 [23]
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK G QUINN [30]

(Area Code)—Telephone No.

(201) 434-5149 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
NONE	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 19 ______

Manual signatures of:

1) ______________________________

Principal Executive Officer or Managing Partner

2) ______________________________

Principal Financial Officer or Partner

3) ______________________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WM. V. FRANKEL & CO., INC.
SEPTEMBER 30, 2003

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Wm. V. Frankel & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Wm. V. Frankel & Co., Inc. as of September 30, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm. V. Frankel & Co., Inc. as of September 30, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
November 10, 2003

Sanford Becker & Co. P.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO, INC | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) SEPTEMBER 30, 2003 [99]

SEC FILE NO. 8 23175 [98]

Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 1,921,367	200			$ 1,921,367	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other	293,357	250			293,357	780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requi ements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	170,096	290			170,096	800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of SEPTEMBER 30 2003

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Nonallowable		Total	
E. Stocks and warrants		$ 1,871,113	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities		183,441	424				
I. Spot commodities			430			$ 2,054,554	850
8. Securities owned not readily marketable:							
A. At Cost	$ [130]						
B. At estimated fair value			440	$	610		860
9. Other investments not readily marketable:							
A. At Cost	$ [140]						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities	$ [150]						
B. Other	$ [160]		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities	$ [170]						
B. Other	$ [180]		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value	$ [190]						
B. Owned at cost					650		
C. Contributed for use of company, at market value					660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480	2,207,906	670	2,207,906	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	114,226	680	114,226	920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520	687,577	710		
D. Miscellaneous			530	11,296	720	698,873	930
16. TOTAL ASSETS		$ 4,439,374	540	$ 3,021,005	740	$ 7,460,379	940

OMIT PENNIES

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of SEPTEMBER 30, 2003

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040		1250		1470
18. Securities sold under repurchase agreements				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060	165,700	1280	165,700	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other	▼16	1080		1290	▼21	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	▼19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of ▼15 $ [950]		1120			▼22	1580
B. Commodities accounts	▼17	1130		1330		1590
21. Payable to non-customers:						
A. Securities accounts	12,074	1140		1340	12,074	1600
B. Commodities accounts		1150	154,218	1350	154,218	1610
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable	15,252	1170			15,252	1640
C. Income taxes payable		1180			▼23	1650
D. Deferred income taxes			▼20	1370		1660
E. Accrued expenses and other liabilities	186,498	1190			186,498	1670
F. Other	▼18 190,340	1200		1380	190,340	1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of SEPTEMBER 30, 2003

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured		1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value; from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements;				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$ 404,164	1230	$ 319,918	1450	$ 724,082	1760

Ownership Equity

27. Sole proprietorship	$	1770
28. Partnership- limited partners $ [1020]		1780
29. Corporation:		
A. Preferred stock		1791
B. Common stock	400,000	1792
C. Additional paid-in capital	1,000,000	1793
D. Retained earnings	5,499,739	1794
E. Total	6,899,739	1795
F. Less capital stock in treasury	(163,442)	1796
30. TOTAL OWNERSHIP EQUITY	$ 6,736,297	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 7,460,379	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WM. V. FRANKEL & CO., INC.

STATEMENT OF EARNINGS

FOR THE YEAR ENDED SEPTEMBER 30, 2003

REVENUE		
Principal Transactions - Trading		3,497,255
Other Revenue		17,330
	TOTALS	3,514,585
EXPENSES		
Employee Compensation and Benefits		1,691,869
Communications		141,204
Occupancy Expenses		165,360
Clearance Charges		188,038
Promotional Costs		101,229
Other Operating Expenses		1,555,009
	TOTALS	3,842,709
Net Loss Before Federal Income Tax		(328,124)
Federal Income Tax (Note 1)		-
Net Loss After Provision for Federal Income Tax		(328,124)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WM. V. FRANKEL & CO., INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2003

	TOTAL	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	CAPITAL STOCK IN TREASURY	RETAINED EARNINGS
Balance - October 1, 2002	$ 7,864,421	400,000	1,000,000	(163,442)	6,627,863
Deduct:					
Net Loss	(328,124)				(328,124)
Drawings	(800,000)				(800,000)
Balance - September 30, 2003	6,736,297	400,000	1,000,000	(163,442)	5,499,739

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WM. V. FRANKEL & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss For The Year		$ (328,124)
Adjustments to Reconcile Net Income to Net Cash Used for Operations		
Depreciation and Amortization	89,805	
Increase in Receivables From Brokers or Dealers	(25,287)	
Increase in Other Assets	(74,940)	
Increase in Payables to Brokers or Dealers	16,883	
Increase in Accounts Payable and Accrued Expenses Payable	161,981	
Increase in Payables Non-Customers	3,518	
Total Adjustments		171,960
Net Cash Used For Operating Activities		(156,164)
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in Securities Owned (Net)	(407,211)	
Net Cash Used For Investing Activities		(407,211)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder Drawings		(800,000)
Net Decrease in Cash and Cash Equivalents		(1,363,375)
Cash and Cash Equivalents at Beginning of Year		3,284,742
Cash and Cash Equivalents at End of Year		1,921,367

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WM. V. FRANKEL & CO., INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(1) Summary of Significant Accounting Policies:

Accounting for securities transactions is on a settlement date basis (normally three business days after trade date).
The corporation and shareholders have elected, effective January 1, 2000, to be treated as a Subchapter S corporation under applicable Federal and New Jersey State law. Accordingly no provision has been made for Federal Corporation Income Tax.

(2) Capital Stock:
Capital Stock consists of the following:
Common Stock without par value
Authorized 2,500 shares
Issued and Outstanding 2,239 shares

(3) Net Capital Requirements:
The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires that the company maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At September 30, 2003 the corporation's net capital was $3,390,537 whereas the required net capital was $1,000,000. Total aggregate indebtedness was $404,164 and the percentage of aggregate indebtedness to net capital was 12% compared to a maximum allowable percentage of 1,500%.

(4) General Business:
The corporation was incorporated in the State of New Jersey on June 14, 1978 to succeed to the business of Wm. V. Frankel & Co., Inc., a New York Corporation.
Wm. V. Frankel & co., Inc. operates one office in Jersey City, New Jersey. Their primary source of revenues is market making in low priced securities listed as part of the NASD market.

(5) Commitments and Contingencies:
In June 1998, the corporation was named as defendant in a Class Action lawsuit, Rollins Vs. Wm. V. Frankel & Co., Inc., Supreme Court, New York County seeking rescission of the purchases of certain stock occurring in 1997 and seeking damages in an undetermined amount. The matter has been settled except with respect to attorney's fees; the exact amount of damages remains to be determined. Management does not consider these amounts to have any material effect against the corporation.

The corporation has been named as a defendant in three actions. In two actions the complaints have been dismissed, with leave to appeal. In the third action, motions to dismiss are pending.

William V. Frankel, Inc. is obligated under the terms of a lease, for its office space, dated May 1, 2003, expiring April 30, 2006. The yearly base rent is $102,500.00 in addition to the cost of utilities.

(6) The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from these estimates. We do not consider any differences in these financial statements to be material.

(7) The corporation maintains cash in bank accounts which, at times, may exceed federally insured limits.

(8) Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the related assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of SEPTEMBER 30, 2003

COMPUTATION OF NET CAPITAL

Item				Amount	Code
1. Total ownership equity (from Statement of Financial Condition – Item 1800)				$ 6,716,297	3480
2. Deduct: Ownership equity not allowable for net capital				( )	3490
3. Total ownership equity qualified for net capital				6,716,297	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List) ▼33					3525
5. Total capital and allowable subordinated liabilities				$ 6,716,297	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		$ 3,021,005	3540		
1. Additional charges for customers' and non-customers' security accounts			3550		
2. Additional charges for customers' and non-customers' commodity accounts			3560		
B. Aged fail-to-deliver:		24,672	3570		
1. Number of items ▼29	48 (3450)				
C. Aged short security differences-less reserve of	$ (3460)	▼30	3580		
number of items	(3470)				
D. Secured demand note deficiency			3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
F. Other deductions and/or charges			3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
H. Total deductions and/or charges				(3,045,677)	362
7. Other additions and/or allowable credits (List)					363
8. Net Capital before haircuts on securities positions				$ 3,690,620	364
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments			3660		
B. Subordinated securities borrowings			3670		
C. Trading and Investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper ▼31			3680		
2. U.S. and Canadian government obligations			3690		
3. State and municipal government obligations			3700		
4. Corporate obligations			3710		
5. Stocks and warrants		272,567	3720		
6. Options			3730		
7. Arbitrage			3732		
8. Other securities ▼32		27,516	3734		
D. Undue concentration			3650		
E. Other (list)			3736	(300,083)	37
10. Net Capital				$ 3,390,537	37

OMIT PEN

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of SEPTEMBER 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	26,944	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	1,000,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	1,000,000	3760
14. Excess net capital (line 10 less 13)	$	2,690,620	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	404,164	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$		3838
19. Total aggregate indebtedness			$	404,164	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	12%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)			%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	387
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		388
24. Net capital requirement (greater of line 22 or 23)	$		376
25. Excess net capital (line 10 less 24)	$		391
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		385
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		385
28. Net capital in excess of the greater of:			
A. 6% of combined aggregate debit items or $120,000	$		392
B. 7% of combined aggregate debit items or $120,000	$		39

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		38
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		38

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of SEPTEMBER 30, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

NOT APPLICABLE

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

Item		Code		Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$	4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$	4472

RESERVE COMPUTATION

Item		Code
20. Excess of total debits over total credits (line 17 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 17)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ ____ 4515 value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ 4525 value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ____ 4332 Weekly ____ 4333 Monthly ____ 4334

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of SEPTEMBER 30, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained ....EXEMPTION UNDER (K)(2)(1) [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] ______ [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ NONE [4586]

   A. Number of items .... [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ NONE [4588]

   A. Number of items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

3/78

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WM. V. FRANKEL & CO., INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15C3-1 TO CORPORATIONS

CORRESPONDING UNAUDITED FORM X-17A-5 PART II

FILING SEPTEMBER 30, 2003

Net Capital per Computation Pursuant to Rule 17A-5	$ 3,390,537
Net Capital Per Corporation's Unaudited Form X-17A-5 Part II Filing	$ 3,390,537

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Wm. V. Frankel & Co., Inc.

In planning and performing our audit of the financial statements of Wm. V. Frankel & Co., Inc., for the year ended September 30, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control structure.

Also, as required by rule 17A-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Wm. V. Frankel & Co., Inc., that we considered relevant to the objectives stated in rule 17A-5 (g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17A-3 (a) (11) and the reserve required by rule 15C3-3(e); in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17A-13; in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15C3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principals. Rule 17A-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitaitons in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluaiton of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all mattters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing theier assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as difined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such obectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commision's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lyfed Baker Co. PC

New York, New York,
November 10, 2003